UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

CARTESIAN, INC.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

146534102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	146534102

1.	Names of Reporting Persons. Potomac Capital Partners V, LP
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of	5.	Sole Voting Power	549,380
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	549,380
Person With:
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 549,380

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 8 pages

CUSIP No.	146534102

1.	Names of Reporting Persons. Paul J. Solit
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of	5.	Sole Voting Power	744,188 (1)
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	744,188 (1)
Person With:
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 744,188 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 29,640 Shares held in accounts in the name of Mr. Solit’s minor children and (ii) 20,200 Shares held in an account in the name of Mr. Solit’s spouse.

Page 3 of 8 pages

CUSIP No.	146534102

1.	Names of Reporting Persons. Potomac Capital Management V LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of	5.	Sole Voting Power	549,380
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	549,380
Person With:
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 549,380

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) OO

Page 4 of 8 pages

CUSIP No.	146534102

1.	Names of Reporting Persons. Potomac Capital Management Inc.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of	5.	Sole Voting Power	549,380
Shares Bene-
ficially owned	6.	Shared Voting Power	0
by Each
Reporting	7.	Sole Dispositive Power	549,380
Person With:
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 549,380

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) CO

Page 5 of 8 pages

Item 1.

(a)	Name of Issuer: Cartesian, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 7300 College Blvd., Suite 302, Overland Park, KS 66210.

Item 2.

(a)	Name of Person Filing:

Potomac Capital Partners V, LP (“PCP,V”)

Potomac Capital Management V LLC (“Potomac Management”)

Potomac Capital Management Inc. (“Potomac IM”)

Paul J. Solit (“Mr. Solit” and, together with PCP,V, Potomac Management and Potomac IM, each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 825 Third Avenue, 33rd Floor, New York, New York 10022.

(c)	Citizenship:

PCP,V is organized under the laws of the State of Delaware.
Potomac Management is organized under the laws of the State of Delaware.
Potomac IM is organized under the laws of the State of New York.
Mr. Solit is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock, par value $0.005 per share (the “Shares”).

(e)	CUSIP Number: 146534102

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Page 6 of 8 pages

Item 4.	Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2, which information is given as of the Event Date of December 31, 2016, and also as of the date of filing of this Schedule 13G/A. The percentage ownership of each Reporting Person is based on 8,909,425 Shares outstanding as of October 31, 2016, as reported by the Issuer on its Form 10-Q filed with the SEC on November 10, 2016.

Potomac Management is the general partner of PCP,V. Potomac IM is the investment manager of PCP,V. Mr. Solit is the principal and controlling person of Potomac Management and Potomac IM. By virtue of these relationships, each of Potomac Management, Potomac IM and Mr. Solit may be deemed to beneficially own the Shares owned directly by PCP,V.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See joint filing agreement (attached as an Exhibit to this Schedule 13G).

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

Potomac capital partners v, lp
By:	Potomac Capital Management V LLC, its General Partner

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

Potomac Capital Management V LLC

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	Managing Member

Potomac Capital Management Inc.

By:	/s/ Paul J. Solit
Name:	Paul J. Solit
Title:	President

/s/ Paul J. Solit
Paul J. Solit

Page 8 of 8 pages